[redacted] takes no responsibility for the contents of this announcement, makes no representation as to
disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon
announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

PROPOSED ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

MAJOR AND CONNECTED TRANSACTION

DESPATCH OF CIRCULAR

This announcement is made further to First Pacific's announcement dated 31 January 2007 in which it announced that one of its subsidiaries proposed to exercise a "right to match" for up to approximately 46% of the Philippine Government's shareholding in Philippine Telecommunications Investment Corporation, which represents an attributable economic interest of approximately 6.4% in the issued common share capital of Philippine Long Distance Telephone Company.

First Pacific intends to exercise the "right to match" to purchase all the Sale Shares by entering into, amongst other documents, a conditional sale and purchase agreement with the Philippine Government, not later than 28 February 2007, which shall be subject, amongst other matters, to the approval of a resolution of shareholders of First Pacific being obtained as required by the Listing Rules.

A circular setting out further information in relation to the Acquisition including a notice convening a Special General Meeting to consider and, if thought fit, approve a resolution approving the Acquisition, was despatched to Shareholders on 12 February 2007, which meeting is convened to be held at 10:00 a.m. on Wednesday, 28 February 2007.

A further announcement will be made as and when the conditional Sale and Purchase Agreement is actually entered into.

This announcement is made further to First Pacific Company Limited's ("**First Pacific**") announcement dated 31 January 2007 in which it announced that one of its subsidiaries proposed to exercise a "right to match" for up to approximately 46% of the Philippine Government's shareholding ("**Sale Shares**") in Philippine Telecommunications Investment Corporation ("**PTIC**"), which represents an attributable economic interest of approximately 6.4% in the issued common share capital of Philippine Long Distance Telephone Company ("**PLDT**"). As mentioned in that announcement, such acquisition would constitute a major and connected transaction of First Pacific requiring First Pacific to despatch a shareholders' circular and convene a general meeting of shareholders of First Pacific ("**Shareholders**") for the purpose of obtaining the approval of the Shareholders.

First Pacific intends to exercise the "right to match" to purchase all the Sale Shares by entering into, amongst other documents, a conditional sale and purchase agreement ("**Sale and Purchase Agreement**") with the Philippine Government which shall be subject, amongst other matters, to the approval of a resolution of Shareholders being obtained as required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. ("**Listing Rules**") and is expected to complete not later than 2 March 2007 ("**Acquisition**").

A circular setting out further information in relation to the Acquisition and containing, amongst other documents: (1) a letter of advice from the independent board committee established to advise the Shareholders; (2) a letter of advice from the independent financial adviser appointed to advise such independent board committee and the Shareholders under Chapter 14A of the Listing Rules; and (3) a notice convening a special general meeting of Shareholders ("**Special General Meeting**") to consider and, if thought fit, approve a resolution approving the Acquisition, was despatched to Shareholders on 12 February 2007. The Special General Meeting of Shareholders is convened to be held at 10:00 a.m. on Wednesday, 28 February 2007. The notice of Special General Meeting is also published separately in the newspaper containing this announcement. A further announcement will be made as and when the conditional Sale and Purchase Agreement is actually entered into.

By Order of the Board
First Pacific Company Limited
Nancy L. M. Li
Company Secretary

Hong Kong, 12 February 2007

As at the date of this announcement, the board of directors of First Pacific comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post

Where Published: Hong Kong

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com
(Stock Code: 00142)

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, CITYAXIS HOLDINGS LIMITED (FORMERLY KNOWN AS ISG ASIA LIMITED)

DISCLOSEABLE TRANSACTION

RESULTS OF SPECIAL GENERAL MEETING HELD ON 8 JANUARY 2007

The Company is pleased to announce that the ordinary resolution to approve the Injection and the Placement was passed unanimously at the SGM of the Company held on 8 January 2007.

Results of Voting at the SGM

Reference is made to the overseas regulatory announcement of First Pacific Company Limited (the "Company") issued by PT Indofood Sukses Makmur Tbk ("Indofood") dated 24 August 2006, the announcement of the Company dated 21 December 2006 and the circular of the Company (the "Circular") dated 22 December 2006 in respect of the proposed separate listing of PT Salim Ivomas Pratama ("SIMP") and the edible oils and fats business undertaken by SIMP on the Mainboard of the Singapore Exchange Securities Trading Limited. It is proposed that the separate listing of SIMP will be effected by means of a reverse takeover of CityAxis Holdings Limited ("CityAxis") through the transfer to CityAxis or its subsidiaries of a 90% interest in SIMP held by Indofood Singapore Holdings Pte. Ltd., in consideration of the issue of new shares by CityAxis (the "Injection"). The proposed separate listing also involves an issue of new shares in CityAxis following completion of the Injection, for the purposes of meeting the shareholding spread and distribution requirements set out in the Listing Manual of the Singapore Exchange Securities Trading Limited and to raise funds for the enlarged CityAxis group (the "Placement"). Capitalised terms and expressions used herein which are not defined herein shall have the same meanings as defined in the Circular unless otherwise specified.

The Company is pleased to announce that the ordinary resolution to approve the Injection and the Placement was passed unanimously at the SGM of the Company held on 8 January 2007.

Voting at the SGM was taken on a poll and the poll was scrutinized by the Company's Hong Kong Branch Share Registrar, Computershare Hong Kong Investor Services Limited. A total of 3,204,793,003 Shares (being the total number of Shares of the Company in issue) entitled their holders to attend and vote either for or against the ordinary resolution to approve the Injection and the Placement at the SGM. No shareholder was entitled to attend and vote only against the ordinary resolution at the SGM. A total number of 2,096,519,427 Shares held by Shareholders were represented either in person or by proxy at the SGM, representing approximately 65.42% of the total issued share capital of the Company as at the date of the SGM. All of the Shares represented either in person or by proxy at the SGM were voted in favour of the ordinary resolution to approve the Injection and the Placement and no Shares were voted against. Accordingly, the ordinary resolution to approve the Injection and the Placement was duly passed as an ordinary resolution of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L. M. Li
Company Secretary

Hong Kong, 8 January 2007

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

END